Exhibit 99.1

IDC 5 Speen Street Framingham, MA 01701 (508) 872-8200 www.idc.com
Requested By: Andrew Montgomery
For Client: Merrill Lynch
Approving Analyst(s): Scott Ellison
Disclosure Form
IDC grants Merrill Lynch permission to disclose the following information:
“International Data Corporation, or IDC, an independent market research firm, predicts that total U.S. wireless subscribers will grow from 256 million in 2007 to 320.2 million by 2012, representing a 4.6% compound annual growth rate. IDC also forecasts that total United States wireless service revenue will grow from $152 billion in 2007 to $185 billion in 2012, representing a 4% compound annual growth rate. IDC expects that increased individual wireless subscriber usage, along with aggregate increases in wireless subscriber numbers, will drive this growth. IDC also predicts that, by 2012, wireless data revenues will grow to nearly $50 billion, representing about 15% compound annual growth rate, due to increasing demand for wireless messaging, data, music, and video applications, which will be partly facilitated by new 3G and 4G network deployments.”
Source: IDC, US Consumer Mobile Subscriber, Revenue, and ARPU 2008 — 2012 Forecast: Mobile Services in Transition, Doc #211329, March 2008
It is understood by both IDC and Merrill Lynch that the information will not be sold.
It is further understood that IDC will be credited as the source of publication. The original date of publication will also be noted.

/s/ Joseph Loiselle	6-2-08

Joseph Loiselle Vice President IDC	Date